Exhibit 99.7

ASSIGNMENT AGREEMENT

Agreement made this 10th day of July, 2001, by and between Corning Natural Gas Corporation (the “Corporation”), a New York corporation with its office at 330 West William Street, Corning, New York 14830 and Thomas K. Barry (“Executive”) residing at 10451 North Road, Corning, New York 14830.

RECITALS

WHEREAS, the Corporation purchased and has maintained life insurance policies on Executive, for several years, which policies specified monetary benefits to the Corporation in the event of Executive’s death (collectively, the “Key Man Policy”);

WHEREAS, the Key Man Policy is fully paid up;

WHEREAS, the Corporation has from time to time engaged in initial exploratory discussions with one or more entities interested in purchasing all the stock of the Corporation and merging the management and operations of the Corporation into the acquiring corporation;

WHEREAS, in the event such a merger were to occur, the merged entity would likely eliminate the position now held by Executive, with the result that the Corporation would have no need to have funds available to attract a qualified replacement for Executive;

WHEREAS, Executive has been and will be required to make significant and extraordinary  efforts to negotiate and consummate any merger or other sale transaction, which efforts will benefit the Corporation’s shareholders, but which would likely result in Executive’s being forced to leave the employ of the Corporation on an earlier date than if no such transaction had occurred; and

WHEREAS, the existence or non-existence of the Key Man Policy is unlikely to have any meaningful  impact on a potential purchaser’s offer to acquire the Corporation.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which is hereby acknowledged by the parties hereto, the Corporation and Executive agree as follows:

1.                                       Effective upon the date (the “Transaction Date”) of the consummation of the merger of the Corporation with another entity, or the acquisition by an entity of all or substantially all of the assets of the Corporation or a majority of the shares of the Corporation, or such other transaction resulting in the Corporation ceasing to exist as an independent entity, the Corporation or any successor to the Corporation shall transfer, assign and set over to Executive, at no cost to Executive, the Key Man Policy. Pending the Transaction Date, the Corporation agrees that it will not assign, transfer or encumber, in any manner, or take any action or fail to take action, which would result in diminishing (from that payable on the date hereof) the amount payable to  Executive under the Key Man Policy as contemplated hereunder..

2.                                       In the event the Corporation shall breach any of its obligations to Executive hereunder, the Corporation agrees to reimburse Executive in full for all reasonable attorneys fees incurred by Executive in seeking to enforce his rights under this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Thomas K. Barry
Thomas K. Barry

CORNING NATURAL GAS CORPORATION

By:	/s/ Kenneth J. Robinson

Title:	Exec. Vice President